UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE AS OF 1934

For the month of July 2023

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600 113 India
(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐

Results of Operations and Financial Condition

On July 20, 2023, Sify Technologies Limited (the “Company”) announced its consolidated unaudited results under the International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2023.

A copy of the press release is attached hereto as Exhibit 99.1, which exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Entry Into Debenture Subscription Agreement

The Company also announced that, on July 20, 2023, the Company and its wholly owned subsidiary, Sify Infinit Spaces Limited (“SIS”), entered into a Debenture Subscription Agreement (the “Agreement”) with Kotak Data Center Fund (“Investor”) managed by Kotak Investment Advisors Limited (“KIAL”) and its affiliates. Under the terms of the Agreement, the Investor will invest up to Rs.6,000 Mn. (approximately USD $73 Mn) on the First Closing Date, as defined in the Agreement, which is expected to be on or before August 30, 2023. The investment is in the form of compulsory convertible debentures (“Debentures”) of SIS.  SIS, which operates the Company’s data centers, will use the proceeds from the issue of the Debentures for the expansion of new data centers, including land acquisition for data centers, investment in procuring alternate source of power and repayment of debt.  Pursuant to a previously reported debenture subscription agreement dated November 1, 2021, Kotak Special Situations Fund (KSSF), also managed by KIAL acquired Rs.4,000 Mn. (approximately USD $49 Mn ) of SIS Debentures. With this, the aggregate amount of investment made by KSSF and the Investor in the form of Debentures is Rs.10,000 Mn. (approximately USD $122 Mn).

The Debentures bear interest at a rate of 6% per annum, payable semi-annually.  Unless converted earlier, the Debentures will automatically convert into equity of SIS on March 31, 2033.  The conversion price of the Debentures will ultimately be fixed based on SIS’s operating performance over a specified reference period, resulting in a fixed number of shares to be issued for the fixed amount of cash.  The Debentures include customary financial and operating covenants, as well provisions to protect the Investor in case of a potential change of control. To provide possible liquidity to the Investor, SIS has agreed to explore a public offering of its securities no later than October 31, 2029.

The terms of Debentures include additional terms and covenants, including certain consequences in case of events of default. Upon an event of default, the Investor also would have additional rights and remedies, including certain pre-approval rights and escalation in the coupon rate payable on the Debentures to such percentage which is sufficient to provide the Investor with mutually agreed contracted rate of return.

A copy of the Agreement is attached hereto as Exhibit 10.1. The foregoing description of certain terms of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘may’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions.

These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the “Risk Factors” section of our most recent annual report on Form 20-F. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved.

Exhibit No.	Description

10.1*	Debenture Subscription Agreement dated July 20, 2023 By and Among Sify Infinit Spaces Limited and Sify Technologies Limited and Kotak Data Center Fund

99.1	Press Release dated July 20, 2023

* Pursuant to Item 4(a) under Instruction to Exhibits in Form 20-F and Item 601(b)(10)(iv) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with (***) because it is both not material and is the type that the Registrant treats as private or confidential.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2023

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
Name: MP Vijay Kumar
Title: Whole-time Director and Chief
Financial Officer